EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Equinox Gold Corp. (the “Company” or “Equinox Gold”)

Suite 1501 – 700 West Pender Street

Vancouver, British Columbia

V6C 1G8

Item 2:	Date of Material Change

September 4, 2020

Item 3:	News Release

A news release announcing the material change was issued on September 4, 2020 through Cision. The news release was filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4:	Summary of Material Change

The Company announced that it will temporarily suspend mining activities at its Los Filos Mine in Guerrero State, Mexico since September 3, 2020 as the result of a road blockade by members of the nearby Carrizalillo community.

Item 5.1:	Full Description of Material Change

The Company will temporarily suspend mining activities at its Los Filos Mine in Guerrero State, Mexico since September 3, 2020 as the result of a road blockade by members of the nearby Carrizalillo community. The individuals allege non-compliance with the community social collaboration agreement signed in 2019.

The mine remains staffed with a reduced workforce to maintain appropriate safety, security and environmental systems. Equinox Gold is in active discussions with the Carrizalillo community leaders to resolve the issues.

Item 5.2:	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Susan Toews

General Counsel

Telephone: (604) 558-0560

Item 9:	Date of Report

September 10, 2020